UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Insperity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45778Q107
(CUSIP Number)

Stadium Capital Management, LLC

199 Elm Street

New Canaan, CT 06840-5321

(203) 972-8235

With a copy to:
David J. Berger
Bradley L. Finkelstein
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Stadium Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,315,925 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,315,925 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,925 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO, IA

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Stadium Capital Management GP, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,315,925 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,315,925 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,925 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Stadium Capital Qualified Partners, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
171,008 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
171,008 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,008 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Stadium Capital Partners, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,144,917 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,144,917 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,144,917 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Alexander M. Seaver
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,315,925 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,315,925 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,925 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

CUSIP No. 45778Q107	13D
(1) NAMES OF REPORTING PERSONS Bradley R. Kent
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,315,925 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,315,925 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,925 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 25,504,983 shares of common stock, par value $0.01 per share, outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of Insperity, Inc.

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership of the shares of Common Stock (as defined below) to which this Statement (as defined below) relates on Schedule 13G.

Item 1.  Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Insperity, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 19001 Crescent Springs Drive, Kingwood, TX 77339.

Item 2.  Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Stadium Capital Management, LLC, a Delaware limited liability company (“SCM”);
(ii)	Stadium Capital Management GP, L.P., a Delaware limited partnership (“SCMGP”);
(iii)	Stadium Capital Qualified Partners, L.P., a Delaware limited partnership (“SCQP”);
(iv)	Stadium Capital Partners, L.P., a California limited partnership (“SCP”);
(v)	Alexander M. Seaver; and
(vi)	Bradley R. Kent.

SCM, SCMGP, SCQP, SCP and Messrs. Seaver and Kent are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

SCMGP, SCQP and SCP and are filing this statement jointly with the other Reporting Persons, but not as a member of a group and each expressly disclaims membership in a group.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 199 Elm Street, New Canaan, CT 06840-5321.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of SCM is acting as an investment advisor and the general partner of SCMGP.

The principal business of SCMGP is acting as the general partner of SCQP and SCP.

The principal business of SCQP is acting as an investment limited partnership.

The principal business of SCP is acting as an investment limited partnership.

The principal occupation of each of Messrs. Seaver and Kent is acting as a manager of SCM.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Messrs. Seaver and Kent are each citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of the 2,315,925 shares of Common Stock acquired was approximately $53,253,000 (including brokerage commissions and transaction costs).

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock to which this Statement relates for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market price of the shares of Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of shares of Common Stock; (ii) exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements; (iii) taking positions or making proposals with respect to potential changes in the Issuer’s operations, management, governance, organizational documents, Board of Directors composition, ownership, capital structure, dividend policy, and strategy and other plans; (iv) pursuing a transaction that would result in the Reporting Persons’ or a third person’s acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (i) formulate other plans and proposals; (ii) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock as a means of obtaining liquidity. The Reporting Persons may from time to time cause SCQP and/or SCP to distribute in kind to its investors some or all of the shares of Common Stock owned by it.

The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)        The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons beneficially owned 2,315,925 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 25,504,983 shares of Common Stock outstanding as of February 3, 2014, as reported in the Form 10-K for the fiscal year ended December 31, 2013 of the Issuer.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)        Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d)        SCM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Statement relates. Other than as described in this Statement, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Statement relates.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing SCM the authority to, among other things, (i) invest the funds of such clients in the Common Stock; (ii) vote and dispose of the Common Stock; and (iii) file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting

Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2014

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Managing Member

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Managing Member

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Managing Member

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
Name: Alexander M. Seaver
Title: Managing Member

/s/ Alexander M. Seaver
Alexander M. Seaver

/s/ Bradley R. Kent
Bradley R. Kent

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
SCM	2/11/2014	Purchase	74,000	$27.65	Open Market
SCM	2/12/2014	Purchase	42,500	$27.42	Open Market
SCM	2/13/2014	Purchase	105,216	$27.05	Open Market
SCM	2/25/2014	Purchase	2,000	$28.79	Open Market
SCM	2/26/2014	Purchase	2,500	$28.99	Open Market
SCM	2/27/2014	Purchase	4,782	$28.95	Open Market
SCM	3/3/2014	Purchase	800	$28.50	Open Market
SCM	3/5/2014	Purchase	900	$28.90	Open Market
SCM	3/11/2014	Purchase	2,000	$28.80	Open Market
SCM	3/13/2014	Purchase	19,000	$28.39	Open Market
SCM	3/14/2014	Purchase	2,400	$28.28	Open Market

SCQP	2/11/2014	Purchase	6,361	$27.65	Open Market
SCQP	2/12/2014	Purchase	3,661	$27.42	Open Market
SCQP	2/13/2014	Purchase	9,063	$27.05	Open Market
SCQP	2/25/2014	Purchase	172	$28.79	Open Market
SCQP	2/26/2014	Purchase	215	$28.99	Open Market
SCQP	2/27/2014	Purchase	411	$28.95	Open Market
SCQP	3/3/2014	Purchase	69	$28.50	Open Market
SCQP	3/5/2014	Purchase	77	$28.90	Open Market
SCQP	3/11/2014	Purchase	172	$28.80	Open Market
SCQP	3/13/2014	Purchase	1,633	$28.39	Open Market
SCQP	3/14/2014	Purchase	206	$28.28	Open Market

SCP	2/11/2014	Purchase	67,639	$27.65	Open Market
SCP	2/12/2014	Purchase	38,839	$27.42	Open Market
SCP	2/13/2014	Purchase	96,153	$27.05	Open Market
SCP	2/25/2014	Purchase	1,828	$28.79	Open Market
SCP	2/26/2014	Purchase	2,285	$28.99	Open Market
SCP	2/27/2014	Purchase	4,371	$28.95	Open Market
SCP	3/3/2014	Purchase	731	$28.50	Open Market
SCP	3/5/2014	Purchase	823	$28.90	Open Market
SCP	3/11/2014	Purchase	1,828	$28.80	Open Market
SCP	3/13/2014	Purchase	17,367	$28.39	Open Market
SCP	3/14/2014	Purchase	2,194	$28.28	Open Market

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement.

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